September 16, 2015

Lyn Shenk

Branch Chief

Division of Corporate Finance

United States Security and Exchange Commission

100 F Street, NE

Washington, DC

20549

Re: Play LA Inc.

Form 20-F for Fiscal Year ended December 31st, 2014

Filed March 31st, 2015

File No. 000-52311

Dear Mr. Shenk,

We are in receipt of your comment letter dated September 8th, 2015, and offer the following clarity to these two comments:

D. Risk Factors, page 5

1. Your disclosure here indicates your auditors included a “going concern” paragraph in their opinion on your financial statements for the year ended December 31, 2014, but the Opinion as presented on page F-2 does not appear to include such a paragraph. Please reconcile this apparent discrepancy.

We will remove the ‘going concern’ paragraph in our Risk Factors page 5, to reconcile this with our Auditors Opinion Letter. We will also make this change to our next Form 20-F.

Item 15 – Controls and Procedures, page 46

2. In regard to your assessment of Internal Control Over Financial Reporting, please state whether you applied the 1992 or 2013 framework, pursuant to Item 308(a)(2) of Regulation S-K.

Play LA Inc.

Registered Office

PO Box 92, 171 Main Street, Road Town, Tortola, British Virgin Islands, VG1110

September 16, 2015

Page 2…

We applied the 2013 framework to our assessment of Internal Controls over Financial Reporting, pursuant to Item 308(a)(2) of Regulation S-K. We will acknowledge this in our next Form 20-F.

Additionally, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require any further clarification.

Regards,

PLAY LA INC.

David Hallonquist

President and CEO

Daveh@playlainc.com

250-869-2300

Play LA Inc.

Registered Office

PO Box 92, 171 Main Street, Road Town, Tortola, British Virgin Islands, VG1110